                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 9)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest,
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    74158J103
                                    ---------
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                                 Alan Sinsheimer
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                March 28, 2002
         --------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 2 OF 7 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty Trust
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      22-1657560
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          7,944,893
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    7,944,893
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (real estate investment trust)
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 3 OF 7 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      13-3925979
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          7,944,893
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    7,944,893
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN
--------------------------------------------------------------------------------

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 4 OF 7 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado PS, L.L.C.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          7,944,893
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    7,944,893
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      7,944,893
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      33.6% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (limited liability company)
--------------------------------------------------------------------------------

                         AMENDMENT NO. 9 TO SCHEDULE 13D
             RELATING TO THE COMMON SHARES OF BENEFICIAL INTEREST OF
                            PRIME GROUP REALTY TRUST

         Vornado Realty Trust ("Vornado"), Vornado Realty L.P. (the "Operating Partnership") and Vornado PS, L.L.C. ("Vornado PS" and, collectively with Vornado and the Operating Partnership, the "Reporting Persons") hereby amend their Statement on Schedule 13D filed with respect to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). This Amendment No. 9 to Schedule 13D ("Amendment No. 9") should be read in conjunction with the Statement on Schedule 13D of the Reporting Persons filed on November 2, 2001 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D of the Reporting Persons filed on November 20, 2001, by Amendment No. 2 to Schedule 13D of the Reporting Persons filed on December 19, 2001, by Amendment No. 3 to Schedule 13D of the Reporting Persons filed on December 21, 2001, by Amendment No. 4 to Schedule 13D of the Reporting Persons filed on December 27, 2001, by Amendment No. 5 to Schedule 13D of the Reporting Persons filed on January 15, 2002, by Amendment No. 6 to Schedule 13D of the Reporting Persons filed on January 31, 2002, by Amendment No. 7 to Schedule 13D of the Reporting Persons filed on February 7, 2002 and by Amendment No. 8 to Schedule 13D of the Reporting Persons filed on February 20, 2002 (as so amended, the "Schedule 13D"). This Amendment No. 9 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D.

         Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares.

         Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraph at the end thereof:

         On March 20, 2002, Emanuel Pearlman, acting after discussions with certain members of management of Vornado, purchased 100 Common Shares of the Issuer with the intent of nominating Steven Roth (Chairman of the Board of Trustees and Chief Executive Officer of Vornado) and Wendy Silverstein (Executive Vice President of Vornado) for election to the Board of Trustees of the Issuer at the 2002 annual meeting of shareholders of the Issuer. However, there is no agreement between Mr. Pearlman, on the one hand, and Mr. Roth, Ms. Silverstein, Vornado, the Operating Partnership or Vornado PS, on the other hand, with respect to acquiring, holding, voting or disposing of any securities of the Issuer. On March 28, 2002, Mr. Pearlman gave notice to the Issuer in accordance with Section 2.16 of the Amended and Restated Bylaws of the Issuer of his intent to nominate Mr. Roth and Ms. Silverstein for election to the Board of Trustees of the Issuer at the 2002 annual meeting of shareholders of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following sentence at the end of paragraph (c) thereof:

         No transactions in the Common Shares were effected by Reporting Persons since February 20, 2002, except to the extent that such transactions may be deemed to have occurred as described in Item 4.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: March 29, 2002

                                  VORNADO REALTY TRUST


                                  By:  /s/  Joseph Macnow
                                     ---------------------------------------
                                     Name:  Joseph Macnow
                                     Title: Executive Vice
                                            President-Finance
                                            and Administration,
                                            Chief Financial Officer

                                  VORNADO REALTY L.P.

                                  By: VORNADO REALTY TRUST,
                                      its general partner


                                  By:  /s/  Joseph Macnow
                                      ---------------------------------------
                                      Name:  Joseph Macnow
                                      Title: Executive Vice
                                             President-Finance
                                             and Administration,
                                             Chief Financial Officer


                                  VORNADO PS, L.L.C.

                                  By: VORNADO REALTY L.P.,
                                      its sole member

                                  By: VORNADO REALTY TRUST,
                                      its general partner


                                  By:  /s/  Joseph Macnow
                                     ---------------------------------------
                                     Name:  Joseph Macnow
                                     Title: Executive Vice
                                            President-Finance
                                            and Administration,
                                            Chief Financial Officer